UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38917

CHINA INDEX HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA INDEX HOLDINGS LIMITED

Date: November 30, 2020	By:	/s/ Yu Huang
	Name:	Yu Huang
	Title:	Chief Executive Officer and President

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release - China Index Holdings Announces Receipt of Non-Binding “Going Private” Proposal